March 14, 2007
REGI U.S., INC. / REG TECHNOLOGIES INC. RADMAX™ PUMP FABRICATION COMPLETED AND ASSEMBLY & TESTING UNDERWAY

For Immediate Release: March 14, 2007. Vancouver, BC - REGI U.S., Inc. (OTC BB: RGUS, Frankfurt Stock Exchange: RGJ) and Reg Technologies, Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) today announced the following RadMax™ product development status:

  RadMax®125 hp prototype pump fabrication complete. Assembly and testing underway.
  RadMax®125 hp prototype radial shaft seals have been integrated to eliminate leakage between rotors and cams.
  RadMax® engine design is currently being scaled to produce other sizes of the engine, including smaller, air-cooled versions up to 10 horsepower for UAV applications.

Next testing steps include:

  Performance measurements of prototypes of RadMax™ pump
  Validation of radial shaft seals performance for pump and compressor
  Pump durability and performance benchmarking

John Robertson, President of REGI U.S., Inc. and Reg Technologies Inc., states, "The pump and compressor applications will be a major milestone in commercializing the RadMax® technologies.

ABOUT REGI U.S., INC. AND REG TECHNOLOGIES INC.
REGI U.S., Inc. owns the U.S. rights to the Rand Cam™ / RadMax™ rotary technology, that can be used as an engine, a pump, and also, as a compressor, with only two moving parts; the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-stroke engine per revolution. This revolutionary design makes it possible to produce a total of 24 continuous power impulses, based on 12 vanes, that is vibration-free and extremely quiet. The Rand Camª / RadMax™ engine also has multi-fuel capabilities and is able to operate using fuels including gasoline, natural gas, hydrogen, propane and diesel. Reg Technologies Inc., and REGI U.S., Inc., are in the process of testing a Rand Cam™ / RadMax™ pump, compressor and a diesel engine for a generator application for hybrid electric cars and for unmanned aerial applications for the U.S. military. For more information, please visit www.regtech.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson
President

Contacts: REGI U.S., Inc
John Robertson, 1-800-665-4616

Forward-Looking Statements

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Statements in this press release regarding Reg Technologies/REGI's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.